Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy announces $1.5 billion medium term note offering

All financial figures are in Canadian dollars, unless noted otherwise

Calgary, Alberta (November 9, 2023) – Suncor Energy (TSX: SU) (NYSE: SU) announced today that it has priced an offering of $1.5 billion in aggregate principal amount of senior unsecured notes. The offering will be comprised of two tranches, consisting of $1.0 billion principal amount of Series 9 Medium Term Notes due on November 17, 2025 having a coupon of 5.60%, and $500 million principal amount of Series 10 Medium Term Notes due on November 17, 2026 having a coupon of 5.40% (together, the “Notes”). The offering is expected to close on November 17, 2023, subject to customary closing conditions.

Suncor intends to use the net proceeds from the sale of the Notes to finance the acquisition of TotalEnergies’ EP Canada Ltd. (the “TotalEnergies Canada Acquisition”) and for general corporate purposes. The TotalEnergies Canada Acquisition is anticipated to close in the fourth quarter of 2023, subject to the satisfaction or waiver of all closing conditions. The closing of the offering of the Notes is not contingent upon the closing of the TotalEnergies Canada Acquisition and the closing of the TotalEnergies Canada Acquisition is not contingent upon the closing of the offering of the Notes.

The Notes are being offered through a syndicate of dealers led by CIBC World Markets Inc., RBC Dominion Securities, TD Securities Inc., and Scotia Capital Inc. under Suncor’s short form base shelf prospectus dated May 25, 2022 and a related pricing supplement dated November 9, 2023.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any of the Notes in any jurisdiction. The Notes have not been approved or disapproved by any regulatory authority. The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and may not be offered or sold within the United States unless an exemption from the registration requirements of the U.S. Securities Act is available.

Legal Advisory – Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include Suncor’s expectations regarding the timing of the TotalEnergies Canada Acquisition and expectations regarding the offering of Notes, including the expected closing date of the offering and the intended use of the net proceeds therefrom. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis for the third quarter of 2023 dated November 8, 2023, its Annual Information Form, Annual Report to Shareholders and Form 40-F, each dated March 6, 2023, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by e-mail request to invest@suncor.com; by calling (800) 558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR+ at sedarplus.ca or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power and renewable fuels. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability North America Index, FTSE4Good Index and CDP. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange and the New York Stock Exchange.

For more information about Suncor, visit our website at suncor.com.

Media inquiries:

(833) 296-4570

media@suncor.com

Investor inquiries:

(800) 558-9071

invest@suncor.com